Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the SIRVA, Inc. Amended and Restated Omnibus Stock Incentive Plan of our reports dated May 30, 2007, except for the second and third paragraphs of Note 19 to the consolidated financial statements, as to which the date is June 27, 2007, with respect to the consolidated financial statements and schedule of SIRVA, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2006, SIRVA, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SIRVA, Inc., filed with the Securities and Exchange Commission included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP
Chicago, Illinois
October 4, 2007